Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE AMERICAN, AIM and VFEX: CMCL)

ABRIDGED AND UNAUDITED QUARTERLY RESULTS AND DETAILS OF MANAGEMENT CONFERENCE CALL for the third quarter and nine months ended September 30, 2026 (the “Quarter” or “Q3 2026” and “Nine Months” respectively)

St Helier, Jersey – November 12, 2026 - Caledonia Mining Corporation Plc (“Caledonia” or the “Company” and, together with its subsidiaries, the “Group”) is pleased to report its financial and operating performance for the Quarter and Nine Months.

On October 9, 2026, Caledonia announced that gold production in the Quarter was adversely affected by compressed air shortages in some high-grade, high-volume mining areas and a temporary increase in the gold inventory in the metallurgical plant. These issues have now been resolved and production has been normalised. Whilst the Group's financial performance was adversely affected by the lower production arising from these operating challenges, revenues and profits before non-cash fair value adjustments to derivatives nonetheless exceeded the comparative performance in the third quarter of 2025 ("Q3 2025" or the "comparative quarter").

Financial Highlights

•	Revenue increased by 10.5% to US$78.9 million, compared with US$71.4 million in Q3 2025, driven primarily by a significantly higher average realised gold price of US$4,134/oz (Q3 2025: US$3,434/oz).
•	Gold production and sales:
•	Blanket Mine ("Blanket") produced 17,030 (Q3 2025: 19,106) ounces of gold ("oz") in Q3 2026 and sold 18,713 (Q3 2025: 20,355) oz, with 3,733 (Q3 2025: 2,861) oz of gold bullion on hand at Quarter end compared to the comparative quarter.
•	Consolidated gold sales (including production from the Bilboes oxide operation) for the Group were 19,082 oz, compared to 20,792 oz in the comparative quarter.
•	Gross profit increased by 13.6% to US$41.9 million, compared to US$36.8 million in Q3 2025, reflecting improved margins due to the higher average realised gold price.
•	Operating profit before non-cash fair value adjustments to derivatives was US$36.7m (Q3 2025: US$29.5m).
•	Profit after tax decreased by 39.3% to US$11.3 million, compared with US$18.7 million in Q3 2025 mainly due to a non-cash fair value loss of US$12.9 million on the Company’s derivative financial instruments associated with the issue of the convertible senior notes in January 2026 (the “Convertible Senior Notes”) and the gold price hedge put options. The fair value loss on derivative instruments in the Quarter compares with a fair value gain of US$11.5 million in the previous quarter.
•	Net cash generated from operating activities decreased by 0.4% to US$13.6 million (Q3 2025: US$13.7 million).
•	Unit Costs:
•	Total costs, including both on-mine costs and all-in sustaining costs (“AISC”), include significant certain employee benefits that may not directly vary with production or sales volumes. Lower sales volumes therefore resulted in higher on-mine cost and AISC per ounce sold, as these largely fixed or semi-fixed costs were absorbed over fewer ounces, reducing operating leverage.
•	Consolidated on-mine costs averaged US$1,514/oz sold which was higher due to the lower production volumes.
•	Similarly, the AISC averaged US$2,344/oz sold, based on 19,082 oz sold.
•	Revised 2026 guidance: Blanket production guidance was revised to 69,000-72,500 oz; on-mine cost guidance to US$1,700-US$1,900/oz sold; AISC guidance to US$2,650-US$2,850/oz sold; and Group capital expenditure guidance to US$94.3 million.
•	The Board has approved a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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Operations

•	Blanket Operations: production in the Quarter was impacted by a shortage of compressed air in the underground operations and inefficiencies in the metallurgical plant which resulted in a temporary lock-up of approximately 1,100 oz. Post-period, mining operations were re-focussed to ensure that compressed air was directed to the higher-grade areas. The two delayed compressors were commissioned on October 31 and have resolved the shortage of compressed air. At the metallurgical plant, the gravity gold circuit was modified to stop the build-up of gold trapped in the system; the new elution vessel was commissioned on October 16 and has subsequently recovered over half of the 1,100 oz that were locked up as at Quarter end. Processing at the newly re-furbished Lima plant commenced on September 10, and the plant will contribute to production from the fourth quarter of 2026 (“Q4 2026”). Post-period, throughput at Lima has increased to approximately 160 tonnes per day (“tpd”) and is planned to increase to 200 tpd during Q4 2026.

Exploration and Growth Projects

•	Blanket mineral resources: as announced on August 28, 2026, and as presented under Canada's National Instrument 43-101 ("NI 43-101") which is provided on a 100% project basis, underground measured and indicated mineral resources increased by 22% to 2.178 million oz, contained in 17.7 million tonnes at a grade of 3.83 grams per tonne (“g/t”), with a maiden surface mineral resource estimate also declared in respect of a newly identified ore body.

•	Bilboes Gold Project: developing Bilboes is the Group’s immediate growth priority, with first gold targeted for the fourth quarter of 2028. On November 5, 2026, Caledonia Holdings Zimbabwe (Private) Limited, a wholly owned subsidiary of the Company, signed a facilities agreement with a consortium of Zimbabwean banks to borrow up to US$150 million to finance the Bilboes Gold Project (“Interim Facilities Agreement”), which provides additional financial flexibility as the Company advances procurement and construction activities. The Company continues to make good progress on finalising project financing.

•	Motapa: as announced on August 28, 2026, and as presented under NI 43-101, a maiden mineral resource estimate for portions of the Motapa property was published comprising a measured and indicated mineral resource estimate of 7.8 million tonnes at a grade of 1.51 g/t, containing 379,000 oz at a cut-off grade of 0.5 g/t and a further inferred mineral resource estimate of 2.7 million tonnes at a grade of 1.48 g/t, containing 131,000 oz at a cut-off grade of 0.5g/t. Further exploration continues.

•	K-Pits (Blanket): deposition of the initial 10,000 tonnes of oxide material on the trial heap leach pad commenced in October; irrigation is planned to commence in mid-November and initial gold is expected to be produced from the test pad a few weeks thereafter. The Environmental Impact Assessment (“EIA”) certificate for the K-Pits project has now been received, which means that, if the test heap leaching is successful, Blanket will commence full-scale oxide mining and heap-leaching in the first quarter of 2027. Initial underground drilling on 18 Level at Blanket (approximately 500metres below surface) targeting the deeper sulphide extension of the K-Pits has intersected multiple shear zones corresponding to the expected zone. Results of initial drilling will follow when the programme is completed.

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OPERATING RESULTS SUMMARY

	Q3 2026	Q3 2025	% change	9 months 2026	9 months 2025	% change
SAFETY
Group LTIFR (per 1m hours)[a,e]	0	0.56	-100%	0	1.11	-100%
Group TIFR (per 1m hours)[a,f]	2.06	3.34	-38%	2.56	3.71	-31%
UNDERGROUND MINING[b]
Ore broken (t) (‘000’s)	227.4	229.5	-1%	626.0	694.6	-10%
Ore hoisted (t) (‘000’s)	227.2	208.7	9%	624.4	642.9	-3%
PROCESSING[b]
Ore processed/milled (t) (‘000’s)	215.5	212.5	1%	625.9	619.2	1%
Head/feed grade (grams/tonne)	2.7	3.0	-11%	2.7	3.2	-16%
Gold recovery (%)	92.2	93.3	-1%	92.3	93.2	-1%
Gold production (oz)	17,030	19,106	-11%	49,158	58,846	-16%
COSTS AND SALES
Gold sold (oz)	19,082	20,792	-8%	50,676	60,667	-16%
On-mine costs (US$000)	28,885	25,542	13%	82,716	71,836	15%
On-mine costs (US$/oz sold)	1,514	1,228	23%	1,632	1,184	38%
AISC (US$000)	44,726	40,270	11%	130,506	112,085	16%
AISC (US$/oz sold)	2,344	1,937	21%	2,575	1,848	39%
Average realised gold price (US$/oz)	4,134	3,434	20%	4,364	3,178	37%
FINANCIALS[c]
Revenue (US$000)	78,932	71,440	10%	221,279	192,927	15%
EBITDA (US$000)	28,063	33,491	-16%	107,765	95,502	13%
Profit after tax (US$000)	11,328	18,654	-39%	60,261	53,412	13%
Capital expenditure (US$000)[d]	7,247	6,759	7%	19,622	22,561	-13%
Basic earnings per share (US$)	0.11	0.77	-86%	2.06	2.27	-9%
Diluted earnings per share (US$)	0.11	0.77	-86%	2.03	2.27	-10%

a. Previously reported in 200,000 man hours.

b.   Production summaries above only show Blanket's results. Bilboes oxide mine contributes marginally to the overall result and, due to materiality, its numbers have been excluded.

c.   Refer to the financial statements' appendices at the end of this announcement for some of the lines in the summary above.

d.   The capex relates to Blanket only.

e.   LTIFR - lost time injury frequency rate.

f.    TIFR - total incident frequency rate.

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Mark Learmonth, Caledonia’s Chief Executive Officer, commented:

“While production at Blanket in the Quarter was below our expectations, the strong gold price supported higher revenue and gross profit. We have a good understanding of the operational issues that affected production and we have taken clear steps to address them, including adding compressed-air capacity at the deeper levels and increasing processing capacity to recover gold temporarily retained in the plant. These initiatives will support improved production in Q4 2026 and greater consistency in 2027.

“It is also important to note that the non-cash fluctuations in the value of the Company’s derivative positions will continue to inject volatility into our financial results for some years to come. The carrying values of the conversion option of the Convertible Senior Notes and the gold price hedge put options fluctuate significantly with changes in the Company’s share price and the gold price.

“We continue to make important progress on our growth strategy. Bilboes is our immediate growth priority, with first gold targeted for the fourth quarter of 2028, and we are maintaining momentum. The signing of the Interim Facilities Agreement enabling the Group to borrow up to US$150 million to fund the Bilboes Gold Project is an important step in providing additional financial flexibility as we advance construction activities and progress the broader project funding strategy.

“Beyond Bilboes, we continue to make encouraging progress across our wider portfolio. The increase in Blanket’s mineral resource base reinforces our confidence in the long-term potential of the mine and provides a stronger foundation for extending its life and evaluating opportunities for future production growth. The receipt of the EIA certificate in respect of large-scale oxide mining and heap leach operations at Blanket means this project may commence early in 2027, subject to the success of the heap leach trial, which is now in progress. Modifications to increase the capacity of Blanket’s metallurgical plant will be completed in the middle of 2027; in the interim, some of Blanket’s increased run-of-mine production is expected to be processed at the newly refurbished Lima plant.

“At Motapa, the declaration of a maiden mineral resource is an important first step in demonstrating the scale and potential of what we believe could become another significant asset for the Group. Further exploration continues at Motapa. These achievements demonstrate the depth of our asset base in Zimbabwe and the opportunities we have to create value.”

WEBCAST

The Company will host a remote presentation for analysts and investors on its abridged and unaudited operating and financial results for the Quarter and Nine Months on Thursday, November 12, 2026 at 2:00pm London time, followed by an opportunity to ask questions.

https://stream.brrmedia.co.uk/broadcast/6ad0f04915a6cd001393e518

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Safety

During the Quarter, Blanket recorded no lost-time injuries, achieving 518 consecutive lost-time injury-free days and approximately 7.94 million lost-time injury-free man-hours. Safety performance continued to improve compared to the same period in 2025, with total injuries reduced from five to three and no fatalities recorded. Blanket also exceeded its targets for proactive safety measures, including workplace inspections, hazard reporting and planned job observations, reflecting the Group’s ongoing commitment to strengthening its safety culture and preventing incidents before they occur.

Dividend

The Board has approved a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

The relevant dates relating to the dividend are as follows:

•	Ex-dividend date VFEX: November 26, 2026
•	Ex-dividend date NYSE American and AIM: November 27, 2026
•	Record date: November 27, 2026
•	Payment date: December 11, 2026

Shareholders with a registered address in the UK will be paid in Sterling.

Production

Blanket produced 17,030 oz in Q3 2026 and 49,158 oz in the Nine Months. Production in the Quarter was adversely affected by a shortage of compressed air in certain high-grade, high-volume mining areas and by a temporary increase in gold inventory in the metallurgical plant.

Mining activity during September was increasingly focused on 30 and 34 Levels, approximately 990 metres and 1,110 metres below surface, respectively. Four additional compressors had been procured to support activity at these deeper levels and the increased development undertaken following the appointment of contractors earlier in the year. Delays in the delivery and deployment of two of the compressors due to port congestion in Mozambique constrained mining activity in this important mining area. Following the delivery of the two remaining compressors, in October, the available compressed air was directed towards the higher-grade areas so that planned production from these areas could be maintained. The two delayed compressors were commissioned on October 31.

In September, new equipment was introduced to improve efficiency, recovery and security in the gravity gold circuit. Commissioning difficulties resulted in approximately 1,100 oz of free gold being retained in the metallurgical plant due to inefficiency and limited capacity of the elution system. The gravity circuit has been remodelled to avoid further build-up of trapped gold. On October 16, a new 3-tonne elution vessel was commissioned. In the first instance, the increased elution capacity is being used to release the 1,100 oz of gold lock-up – as at November 6, over half of the gold lock-up at September 30 had been recovered. Once the gold lock-up has been released, the increased elution capacity will be used to process a stockpile of 61 tonnes of activated carbon which contains approximately 1,300 oz of recoverable gold.

Management revised Blanket’s 2026 production guidance to 69,000-72,500 oz. Looking ahead to Q4 2026 and into 2027, management remains focused on improving production consistency across Blanket.

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Following the post-period increase in compressor capacity at the 30 and 34 Levels and the commissioning of the new elution vessel at the metallurgical plant, the Group will focus on the priorities below for the remainder of Q4 2026.

•	Recover the remaining gold trapped in the metallurgical plant and release gold from the stockpile of activated carbon.
•	Increase ore throughput at the Lima metallurgical plant by processing a portion of the additional run-of-mine ore produced under the seven-day shift system introduced in June 2026.

Further upgrades are planned to the main metallurgical plant at Blanket in 2027 to increase throughput from the current level of 2,500 tpd to 2,750 tpd.

Together, these initiatives are expected to support improved production performance in Q4 2026 and establish a stronger platform for more consistent production in 2027.

October Production

Production at Blanket including metallurgical processing at the Lima plant for the month of October 2026 is shown below.

Production Statistics	Actual Result
Tonnes Milled (000’s)	75.5
Grade (g/t)	2.95
Built-up Head Grade (g/t)	3.07
Recovery on BUH (%)	93.1
Gold produced (oz)	6,940

Tonnes milled in October included approximately 4,000 tonnes processed at the Lima plant which continues to ramp-up throughput to a target of 200 tpd.

Prior to the commissioning of the additional compressors at the end of October, mining activities were focussed on the deeper, higher-grade areas to ensure they performed to plan. Following the commissioning of the additional compressors and modifications to the compressed air reticulation, mining operations now have a satisfactory supply of compressed air at current production levels.

The built-up head grade in the month was higher than the assay grade, which reflects the impact of the commissioning of the new elution vessel in the month which has reduced the amount of gold trapped in the metallurgical process at September 30.

Capital Expenditure and Investment for Growth

	Q3 2026 (US$000)	Nine Months (US$000)
Underground mine development	2,578	6,412
Engineering equipment	1,299	2,570
Other sustaining capital expenditure	3,370	10,640
TOTAL CAPEX*	7,247	19,622

* The capex above relates to Blanket only; Bilboes capex for the Nine Months was US$6.5 million.

As per the Company’s announcement on October 9, 2026, the Group’s capital expenditure guidance for 2026 was reduced to US$94.3 million from US$103.3 million. The reduction reflected the timing of certain expenditure, primarily components of the 132kV power line project for Blanket, which is now expected to be incurred in 2027, rather than a material reduction in the overall scope of planned capital projects.

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Costs

Following the lower-than-anticipated Q3 2026 production, on-mine cost guidance for 2026 was revised to US$1,700-US$1,900/oz sold and AISC guidance was revised to US$2,650-US$2,850/oz sold, reflecting lower than expected production and sales volumes.

Sales

Group consolidated gold sales for the Quarter were 19,082 oz, compared with 20,792 oz in Q3 2025. Sales volumes were lower primarily due to reduced production at Blanket during the Quarter. At September 30, 2026, the Group held 3,733 oz of gold bullion, which was sold after the reporting period.

Revenue increased by 10.5% to US$78.9 million, despite lower sales volumes, reflecting a higher average realised gold price of US$4,134 per oz. The strong gold price environment more than offset the impact of lower sales volumes on revenue and supported the 13.6% increase in gross profit.

Financial Statement Reporting & Analysis

Fair value movement on derivative instruments

The Group experienced contrasting fair value movements across its derivative instruments during the period as outlined below.

Derivative Assets

The Group’s derivative assets comprise capped call options and gold put options.

The capped call options were acquired in connection with the issuance of the Convertible Senior Notes to mitigate the potential economic dilution arising from future conversions of the Notes. The capped call options are cash-settled and have a cap price of approximately US$56.72 per share, representing a premium of approximately 75% to the last reported sale price of the Company’s shares on the NYSE American prior to the issue of the Notes on January 14, 2026.

The Company also holds gold put options which were entered into to mitigate its exposure to adverse movements in the gold price over the periods hedged. The put options provide the Group with protection against gold prices falling below the relevant strike prices in respect of the specified number of oz subject to the hedging arrangements. The hedging instruments cover only a portion of the Group’s anticipated gold production and therefore provide partial protection against downside gold price risk, while retaining exposure to movements in the gold price on unhedged production. The arrangements do not give rise to additional funding requirements such as margin calls.

During Q3 2026, the fair value of the capped call options increased by US$1.7 million, resulting in a non-cash fair value gain recognised in profit or loss. Over the same period, the fair value of the gold put options decreased by US$4.6 million, resulting in a corresponding non-cash fair value loss recognised in profit or loss.

Together with the US$10.0 million non-cash fair value loss arising from the remeasurement of the embedded derivative liability associated with the conversion feature of the Convertible Senior Notes, as explained below, the Group recognised a net fair value loss of US$12.9 million on derivative financial instruments for Q3 2026. This amount is presented within “Fair value (loss)/gain on derivative financial instruments” in the consolidated statement of profit or loss. Whilst a net fair value loss of US$12.9 million was recognised in Q3 2026, the Group reported a net fair value gain of US$2.6 million on its derivative assets and derivative liability for the Nine Months.

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Derivative liabilities

The Group’s derivative liability primarily relates to the embedded derivative associated with the conversion feature of the Convertible Senior Notes. At September 30, 2026, the fair value of the embedded derivative liability was US$37.4 million, compared with US$27.4 million at June 30, 2026. The resulting US$10.0 million increase in the fair value of the liability was recognised as a non-cash fair value loss in profit or loss for Q3 2026.

The embedded derivative is measured using a Monte Carlo simulation model incorporating the contractual terms of the Notes and relevant market-based assumptions. The increase in fair value was principally attributable to the increase in the Company’s share price from US$19.10 at June 30, 2026 to US$23.54 at September 30, 2026, together with a reduction in the forecast dividend yield from 2.81% to 1.91% and changes in the USD SOFR-based interest-rate curve. Expected share-price volatility remained broadly unchanged at 57.32% compared with 57.38% at June 30, 2026, while the reduction in the remaining term of the conversion feature partially offset the increase.

Cash and cash equivalents

Net cash generated from operating activities was US$13.6 million for the Quarter, broadly consistent with US$13.7 million in the comparative quarter. Higher cash generated from operations of US$31.0 million (Q3 2025: US$26.0 million), together with increased interest receipts, was largely offset by higher tax payments of US$13.7 million (Q3 2025: US$11.7 million) and US$4.3 million of finance costs paid on the Convertible Senior Notes.

Net cash used in investing activities increased to US$13.6 million (Q3 2025: US$8.3 million), principally due to higher expenditure on property, plant and equipment of US$12.2 million (Q3 2025: US$6.3 million), together with US$1.5 million invested in exploration and evaluation assets (Q3 2025: US$1.5 million).

Net cash used in financing activities increased to US$9.7 million (Q3 2025: US$6.3 million), primarily reflecting higher dividend payments of US$9.2 million (Q3 2025: US$5.7 million).

As a result, net cash and cash equivalents decreased by US$9.7 million during the Quarter (Q3 2025: US$0.9 million decrease). After foreign exchange movements of US$0.2 million, net cash and cash equivalents, including bank overdrafts, was US$157.9 million at Quarter end, compared with US$167.8 million at the beginning of the Quarter. The decrease was largely driven by the timing of gold sales around the Quarter end, including the related receivable outstanding at September 30, 2026 and bullion held on hand at Quarter end, which was subsequently sold in early October 2026.

Effective tax rate

The Group’s effective tax rate for the Quarter was elevated primarily as a result of significant unrealised fair value losses on derivative financial instruments recognised in the Company. No tax benefit was recognised in respect of these losses, irrespective of the Company’s 0% tax rate, as the losses do not give rise to a tax benefit that is available for utilisation against taxable profits generated in the Company or elsewhere in the Group. Accordingly, the fair value losses reduced the Group’s consolidated profit before tax without a corresponding reduction in the income tax expense, resulting in an increase in the Group’s effective tax rate for the Quarter.

Earnings per share (“EPS”)

For EPS purposes, earnings attributable to shareholders exclude the portion of Blanket’s earnings attributable to shares held by Blanket Employee Trust Services (Private) Limited (“BETS”) on behalf of the Blanket Mine Employee Trust. BETS holds its interest in Blanket Mine (1983) (Private) Limited, which owns and operates Blanket, rather than in the Company. As distributions to BETS are accounted for as employee benefit costs under IAS 19 Employee Benefits, rather than as normal dividend distributions to shareholders, the associated earnings attributable to BETS are excluded from the earnings used in the calculation of EPS.

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Underground Mining and Processing

The principal constraint during the Quarter was insufficient compressed-air capacity at the deeper 30 and 34 Levels which affected the month of September. This resulted in higher production than planned from the lower grade upper levels at number 4 shaft, while lower production from the deeper higher-grade panels of Central shaft resulted in the overall grade mix being lower than planned. The deployment of additional compressor capacity is intended to support planned mining activity and the increased development programme. Management expects the measures underway to improve access to higher-grade mining areas and operating flexibility.

In the processing plant, commissioning issues in the gravity circuit temporarily retained approximately 1,100 oz of free gold. Increased elution capacity commissioned in October is supporting the recovery of this material. Processing of accumulated activated carbon is also identified as a contributor to expected Q4 2026 recovery performance.

Exploration and Resource Development at Blanket

On August 28, 2026, Caledonia announced a 22% increase in Blanket’s underground measured and indicated mineral resources to 2.178 million oz, contained in 17.7 million tonnes at a grade of 3.83 g/t. Measured mineral resources increased by 48%, reflecting successful conversion into higher-confidence categories through underground development, run-of-mine drilling and long-hole exploration drilling. Refer to report entitled “NI 43-101 Technical Report, Mineral Resource Update for Blanket Gold Mine, Zimbabwe” filed by the Company on SEDAR+ on October 12, 2026 for further information.

The updated estimate also included a maiden surface mineral resource estimate at Blanket. Indicated mineral resources comprised 22,000 oz in oxide and transitional material and 8,000 oz in sulphide material. The near-surface mineralisation is being evaluated for potential heap-leach processing, with metallurgical test work on oxide material having demonstrated recoveries of up to 67%.

Trial open pit mining has commenced with deposition of the oxide ore onto the trial heap-leach pad having begun in mid-October. Heap leach irrigation is on track to commence during November 2026. Initial underground drilling on 18 Level at Blanket targeting the deeper sulphide extension of the K-Pits has intersected multiple shear zones corresponding to the expected zone. The results of the initial drilling will follow as sample assay results are received from the independent laboratories. A technical study evaluating the optimal approach to deepening Blanket below the current depth of approximately 1,200 metres (below datum) is also well advanced and expected to be published towards the end of 2026.

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Bilboes Gold Project - Our Next Mine

Bilboes remains the Company’s immediate growth priority. The feasibility study published in November 2025 supports the development of a major new gold mine, with first gold targeted for the last quarter of 2028. Following the US$150 million offering of Convertible Senior Notes completed in January 2026, Caledonia Holdings Zimbabwe (Private) Limited, a wholly owned subsidiary in the Group, has signed a facilities agreement to borrow up to US$150 million to fund the Bilboes Gold Project, providing additional financial flexibility as development of the project progresses.

The Group continues to advance project financing, which is expected to be finalised next year. Bilboes’ growth capital expenditure guidance for 2026 was revised to US$43.0 million from US$48.0 million, reflecting the timing of expenditure rather than a material change to the scope of the project.

Motapa Exploration - Investing for Future Growth

On August 28, 2026, Caledonia announced a maiden mineral resource estimate for its 100%-owned Motapa property. The estimate comprised measured and indicated mineral resources of 7.8 million tonnes at 1.51 g/t, containing 379,000 oz, together with inferred mineral resources of 2.7 million tonnes at 1.48 g/t, containing 131,000 oz, in each case at a cut-off grade of 0.5 g/t.  Refer to report entitled “NI 43-101 Technical Report, Mineral Resource Estimate for Motapa, Zimbabwe” filed by the Company on SEDAR+ on October 12, 2026 for further information.

The announced mineral resource is predominantly located at Motapa North, immediately adjacent to Bilboes. The estimate reflected exploration completed in 2023, 2024 and 2025 but did not include the results of the 2026 exploration campaign, which continued at Motapa North and commenced at Motapa South and Motapa Central.

The aggregate exploration spending of US$7.084 million and initial acquisition cost of US$8.25 million equated to an estimated combined exploration discovery and acquisition cost of approximately US$40.45 per measured and indicated mineral resource oz. The Group expects to continue exploration at Motapa during the Bilboes construction period.

Cash and liquid assets

September 30, 2026 (US$000)
Cash on hand	161,866
Bullion on hand	14,852
Gold sales receivables	6,338
Total before utilisation of facilities	183,056
Drawn bank facilities	(3,956)
Net cash and liquid assets	179,100
Undrawn bank facilities	17,044
Total liquidity	196,144

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END NOTES

Non-GAAP measures

This announcement includes certain financial performance measures which are non-GAAP measures. These include cash costs of production, AISC, cash and liquid assets, and free cash flow. Management believes these measures provide valuable additional information for users of the information to understand the underlying trading performance. Definitions and explanation of the measures are detailed in the Form 20-F filed on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on April 23, 2026 as well as being available at www.caledoniamining.com/investors/reports-presentations/.

Cash and liquid assets

Cash and liquid assets include cash, fixed-term deposits, bullion on hand, gold sales receivables and drawn and undrawn bank facilities.

LTIFR

Lost Time Injury Frequency Rate (“LTIFR”) measures how often workplace injuries occur that result in employees missing work, normalized to hours worked to allow comparison over time or between organisations.

TIFR

The Total Injury Frequency Rate (“TIFR”) is a key safety performance indicator that measures the frequency of all workplace injuries (including fatalities, lost time injuries, medical treatment cases, and restricted work injuries) relative to the total hours worked.

FOR MORE INFORMATION, please visit the website www.caledoniamining.com or contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Harkell	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745119/33/39

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

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Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include (but is not limited to): Blanket’s 2026 production guidance, on-mine cost guidance and AISC guidance; the Group’s capital expenditure guidance and Bilboes growth capital expenditure guidance for 2026; expected improvements in Blanket’s production in Q4 2026 and production consistency in 2027 from additional compressed-air capacity, metallurgical plant upgrades, including improved access to higher-grade mining areas and greater operating flexibility; expected recovery of approximately 1,100 oz of gold temporarily retained in the metallurgical plant and approximately 1,300 oz of recoverable gold in stockpiled activated carbon, and the contribution of increased elution capacity to Q4 2026 recovery performance; the planned increase in Lima throughput to 200 tpd during Q4 2026, the expected processing of increased Blanket run-of-mine production at Lima and the anticipated completion of Blanket metallurgical plant capacity upgrades in the middle of 2027; expected initial gold production from the K-Pits trial heap-leach pad later in Q4 2026 and commencement of full-scale oxide mining and heap-leaching in the first quarter of 2027, subject to a successful trial and necessary approvals; the potential to extend Blanket’s mine life and increase future production, evaluation of near-surface mineralisation for heap-leach processing and expected publication towards the end of 2026 of the technical study on deepening Blanket below approximately 1,200 metres; continued development, procurement and construction at Bilboes, first gold targeted for the last quarter of 2028, expected finalisation of project financing in 2027 and the financial flexibility expected from the facilities agreement enabling borrowing of up to US$150 million; continued exploration at Motapa during the Bilboes construction period and expectations concerning Motapa’s potential to become a significant Group asset and create value; expected continued volatility in financial results from non-cash fair value movements in derivative positions, potential mitigation of dilution from future conversions of the Convertible Senior Notes and partial protection against adverse gold price movements from gold put options; and the sale of gold bullion held at September 30, 2026 in subsequent periods. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

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To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. These risks are not exhaustive. Further information on these and other risks that could affect Caledonia’s results is included in its filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the last completed financial year, reports on Form 6-K for the most recently completed three and six month periods and the future reports that it may file from time to time with the SEC. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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Appendix A

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the	Three months ended September 30,		Nine months ended September 30,
Unaudited	2026	2025	2026	2025
Revenue	78,932	71,440	221,279	192,927
Royalty	(3,995)	(3,487)	(13,520)	(9,765)
Production costs	(28,805)	(27,136)	(82,327)	(73,713)
Depreciation	(4,279)	(3,969)	(12,296)	(11,870)
Gross profit	41,853	36,848	113,136	97,579
Net foreign exchange loss	(589)	(671)	(2,462)	(2,949)
Administrative expenses	(2,978)	(4,293)	(13,601)	(13,254)
Fair value (loss)/gain on derivative financial instruments	(12,915)	–	2,581	(1,592)
Equity-settled share-based payments expense	(283)	(365)	(695)	(447)
Cash-settled share-based payments expense	(195)	(995)	(303)	(1,438)
Other expenses	(1,226)	(1,083)	(3,402)	(3,029)
Other income	117	81	215	222
Profit on the sale of non-current assets held for sale	–	–	–	8,540
Operating profit	23,784	29,522	95,469	83,632
Finance income	226	201	1,456	328
Finance cost	(1,094)	(870)	(6,052)	(2,372)
Profit before tax	22,916	28,853	90,873	81,588
Tax expense	(11,588)	(10,199)	(30,612)	(28,176)
Profit for the period	11,328	18,654	60,261	53,412

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	1	255	154	701
Total comprehensive income for the period	11,329	18,909	60,415	54,113

Profit attributable to:
Owners of the Company	2,941	15,120	42,600	44,521
Non-controlling interests	8,387	3,534	17,661	8,891
Profit for the period	11,328	18,654	60,261	53,412

Total comprehensive income attributable to:
Owners of the Company	2,942	15,375	42,754	45,222
Non-controlling interests	8,387	3,534	17,661	8,891
Total comprehensive income for the period	11,329	18,909	60,415	54,113

Earnings per share
Basic earnings per share (US$)	0.11	0.77	2.06	2.27
Diluted earnings per share (US$)	0.11	0.77	2.03	2.27

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Appendix B

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

	September 30,	December 31,
As at	2026	2025
Unaudited
Assets
Exploration and evaluation assets	28,764	103,829
Property, plant and equipment	302,478	204,538
Right of use assets	784	1,089
Deferred tax asset	359	230
Derivative financial assets	12,329	7,273
Total non-current assets	344,714	316,959

Income tax receivable	469	8
Inventories	27,791	26,828
Derivative financial assets	1,341	954
Trade and other receivables	12,170	11,871
Prepayments	21,355	14,537
Fixed term deposit	–	5,000
Cash and cash equivalents	161,866	35,738
Total current assets	224,992	94,936
Total assets	569,706	411,895

Equity and liabilities
Share capital	166,872	166,329
Reserves	138,853	138,254
Retained loss	(11,123)	(45,586)
Equity attributable to shareholders of the parent	294,602	258,997
Non-controlling interests	31,549	24,549
Total equity	326,151	283,546

Liabilities
Deferred tax liabilities	52,585	51,015
Provisions	9,692	9,722
Loans and borrowings	323	1,074
Bonds	9,780	3,981
Convertible senior notes	99,149	–
Derivative financial liabilities	37,392	–
Cash-settled share-based payments liabilities	1,541	1,294
Lease liabilities	600	911
Total non-current liabilities	211,062	67,997

Cash-settled share-based payments liabilities	520	1,116
Income tax payable	508	351
Lease liabilities	265	268
Loans and borrowings	1,156	6,706
Bonds	2,023	7,760
Trade and other payables	24,065	32,253
Bank overdrafts	3,956	11,898
Total current liabilities	32,493	60,352
Total liabilities	243,555	128,349
Total equity and liabilities	569,706	411,895

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Appendix C

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Cash inflow from operations	31,040	25,992	93,027	78,659
Interest received	1,119	201	3,290	218
Finance costs paid	(526)	(810)	(1,795)	(1,976)
Finance costs paid - Convertible Senior Notes	(4,284)	–	(4,284)	–
Tax paid	(13,715)	(11,693)	(28,795)	(21,939)
Net cash inflow from operating activities	13,634	13,690	61,443	54,962

Cash flows used in investing activities
Acquisition of property, plant and equipment	(12,160)	(6,297)	(27,224)	(24,058)
Expenditure on exploration and evaluation assets	(1,462)	(1,482)	(4,037)	(4,542)
Proceeds from sale of property, plant and equipment	–	–	22	17
Net proceeds from sale of non-current assets held for sale	–	–	–	21,966
Acquisition of put option instruments	–	–	(9,176)	(1,592)
Acquisition of capped call option instruments	–	–	(14,438)	–
(Investment in) / proceeds from fixed-term deposits	–	(500)	5,000	(18,500)
Net cash used in investing activities	(13,622)	(8,279)	(49,853)	(26,709)

Cash flows from financing activities
Dividends paid	(9,208)	(5,714)	(20,868)	(14,707)
Payment of lease liabilities	(72)	(85)	(220)	(218)
Proceeds from loans and borrowings	–	–	–	1,259
Repayments of loans and borrowings	(431)	(532)	(1,301)	(1,004)
Repayment of bonds	–	–	(7,000)	–
Bond issue gross receipts	–	–	7,000	2,387
Loan note instruments - Transaction fee	–	–	(61)	–
Proceeds from convertible senior notes, net of transaction costs	–	–	145,100	–
Net cash (used in)/received from financing activities	(9,711)	(6,331)	122,650	(12,283)

Net (decrease) / increase in cash and cash equivalents	(9,699)	(920)	134,240	15,970
Effect of exchange rate fluctuations on cash and cash equivalents	(160)	(12)	(170)	(24)
Net cash and cash equivalents at the beginning of the period	167,769	8,210	23,840	(8,668)
Net cash and cash equivalents at the end of the period	157,910	7,278	157,910	7,278

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